SECUF 11017543 ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-67997~~ 8-67962

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Octagon America Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 University Ave - Suite 400
(No. and Street)

Toronto (City) — Ontario, Canada (State) — M4K 3M8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Lister — 416-304-7833 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

parker simone LLP
(Name - if *individual, state last, first, middle name)*

129 Lakeshore Road East (Address) — Mississauga (city) — Ontario, Canada (State) — L5G 1E5 Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Lister, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Octagon America Limited, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Octagon America Limited

(SEC I.D. No. 8 - 67962)

Statement of Financial Condition

(Expressed in U.S. Dollars)

As at December 31, 2010

Filed pursuant to Rule 17a(5)(e)(3) under
the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

parker simone LLP

Chartered Accountants
129 Lakeshore Road East
Suite 201 Mississauga Ontario
L5G 1E5
T 905 271.7977
F 905 271.7677

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Octagon America Limited

We have audited the accompanying statement of financial condition of Octagon America Limited (the "Company") as at December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Octagon America Limited as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

parker simone LLP

Chartered Accountants,
Licensed Public Accountants

Mississauga, Canada
February 23, 2011

Octagon America Limited

Statement of Financial Condition

(Expressed in U.S. dollars)

As at December 31, 2010

Assets		
Cash	$	281,360
	$	281,360
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,007
		1,007
Stockholder's Equity		
Common Stock $1.00 par value; unlimited shares authorized; 1 share issued and outstanding		1
Additional paid in capital		395,213
Accumulated deficit		(114,861)
		280,353
	$	281,360

See accompanying notes to financial statements

Octagon America Limited

Notes to Financial Statements
(Expressed in U.S. Dollars)

Year Ended December 31, 2010

1. Incorporation and Corporate Activities

Octagon America Limited (the "Company") was incorporated on September 18, 2001 under the Ontario Business Corporations Act.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company utilizes the services of an affiliated company, Octagon Capital Corporation ("OCC"), a Canadian-owned investment dealer and a member of the Investment Industry Regulatory Organization of Canada to perform certain securities trading, clearing and record-keeping activities as its agent in various securities markets. These trades are settled on a delivery versus payment basis. The Company does not otherwise hold customer funds or safe-keep customer securities and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company is a wholly-owned subsidiary of Octagon Capital Partners Inc., the parent company of OCC and its office is in Toronto, Canada. Continuing operations are dependent on those of its Canadian broker-dealer affiliate.

2. Summary of Significant Accounting Policies

The Company maintains its financial records in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

Securities Transactions and Revenue Recognition
Customers' securities transactions are recorded on a settlement-date basis, with related agency commission revenue and expenses recorded on a trade-date basis.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Translation of Foreign Currency
Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates prevailing on the date of occurrence. Gains and losses from currency translations are included in net comprehensive income for the year.

(Expressed in U.S. Dollars)

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may vary from these estimates.

3. Income Taxes

The Company is a Canadian corporation without a permanent establishment in the United States and therefore files a stand alone income tax return in Canada and is subject to the general statutory combined federal and provincial income tax rate of 31.0% for 2010.

The Company remains open to federal and provincial examinations for fiscal years December 31, 2007 and forward. At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company has non-capital losses that will be available to reduce income taxes payable in the future of $64,861 which will expire in 2029.

Future tax asset:		
Loss carryforward	$	**18,223**
Less: valuation allowance		**(18,223)**
	$	**-**

4. Regulatory Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and requires an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, that shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 and 6-2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of approximately $277,000, which is $177,000 in excess of the required minimum net capital. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting aggregate indebtedness would be greater than 1000% of net capital.

5. Concentrations of Credit Risk

The Company is engaged in brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

6. Financial Instruments

Credit Risk
The Company is exposed to credit risk on the accounts receivable from its customers. The credit risk is mitigated as all amounts are due and paid immediately following the transaction from which the revenue arises and because all transactions involve large well established financial institutions.

Currency Risk
As at December 31, 2010, the Company had Canadian dollars equivalent to $281,360 US dollars converted using December 31, 2010 exchange rates.

The Company pays taxes in Canadian dollars. Consequently, tax liabilities are exposed to foreign exchange fluctuations. As at December 31, 2010, the Company had a Canadian dollar income tax payable equivalent to $nil US dollars.